March 16, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 7010

Attn.:  Ann Nguyen Parker
Branch Chief

Re:	American Dairy, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 6, 2006
File No. 333-128075
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Filed November 14, 2005
Form 10-K for the fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal quarter Ended March 31, 2006
Filed May 15, 2006
Form 10-Q for the Fiscal quarter Ended June 31, 2006
Filed august 14, 2006
Form 10-Q for the Fiscal quarter Ended September 30, 2006
Filed November 30, 2006
File No. 1-32473

Ladies and Gentleman:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) of American Dairy, Inc. (the "Company") by letter dated January 4, 2007 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement which reflects, where appropriate, revisions pursuant to the staff’s the comments.

Securities and Exchange Commission
March 16, 2007
Page of 2 of 12

Form S-1/ A-4

Risk Factors

“Changing Consumer Preferences Make Demand for our Products Unpredictable,” page 6

1. Comment:

Please delete the mitigating language at the beginning of this risk factor, "as is the case  with other companies marketing dairy products . . .”

Response

The Company has deleted the mitigating language as requested.

Customers, page 17

2. Comment:

You indicate that one customer, Heilongjiang Changxin Dairy, represented  approximately 15% of sales during 2005. Please file this agreement as an exhibit.

Response:

The Company has filed the agreement with the Amendment as requested and has added a description of the terms of the agreement to the disclosure.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

3. Comment:

We note from your response that you believe the words "and partially processed”  previously associated with your raw milk inventory disclosure is “immaterial and the  distinction is therefore misleading to an investor.” Please address the remaining  applicable items in prior comment number 17 as follows:

•	Explain the time it takes to process the raw milk and convert it to milk powder within your Business or MD&A;

•	Expand your MD&A to explain the reason for the 125% increase in the raw material's balance from December 31, 2005 to June 30, 2006.

Securities and Exchange Commission
March 16, 2007
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Response:

The Company has added the requested disclosure.

Plan of Operations, page 22

4. Comment:

Please update the status of the first phase of the Gannon plant, which you indicate will be completed by the end of 2006.

Response:

The Company has updated the disclosure accordingly.

Comparison of Operations for the Nine Months Ended September 30, 2006 compared with the nine months ended September 30, 2006, page 25

5. Comment:

We note that your cost of goods sold increased by 80.7% over the prior period. You state  that you had increases in certain raw material costs, such as lactose and fat free powder.  Please explain why your cost of goods increased, especially in light of your increasing sales,  and whether you expect these costs to continue to increase in the future.

Response:

The primary cause of the increase in cost of goods sold was the increase in sales itself with the increase in raw materials contributing. The Company has added a statement to this effect to the disclosure.

Interim 2006, page 31

6. Comment:

We note your response to our prior comment 7, and renew it in part. Please describe the  material covenants of the loans. For example, it appears that section 9.9 and 9.10 of the  30 million RMB loan and section II(vi) and (vii) of the 15 million RMB loan each  require the approval of the lender for the company to engage in certain types of  financings. Please advise.

Securities and Exchange Commission
March 16, 2007
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In addition, the maturity date of 30 million RMB loan appears to be July 27, 2006, and the maturity date of the 15 million RMB loan appears to be February 29, 2007. Additionally, there is no date of February 29 in 2007. Please advise.

Response:

The Company has added further details concerning the material terms of the loan agreements and corrected the dates. The Company has also confirmed that the maturity date on the contract is February 29 although that date in fact does not exist. Because the difference is not material, the Company does not believe it necessary to seek a modification but will operate with the assumption that the loan matures on February 28.

Management, page 39

7. Comment:

Please update your management table to reflect the results of your shareholder meeting to  be held on December 28, 2006.

Response:

The Company has updated the table and other management disclosure accordingly. Also, the Company has enhanced the disclosure on its committee members and charters in conformity to the information from its proxy for the meeting.

Executive Compensation, page 42

General

8. Comment:

Since you will have to file an amendment to this registration statement after December  31, 2006, please be advised that you must provide the disclosure required by recently  amended Item 402 of Regulation S-K, including the compensation discussion and  analysis. See Section VII of Release No. 34. 54302A (Nov. 7, 2006) and Interpretation  J.8 B of the Division of Corporation Finance's Manual of Publicly Available Telephone  Interpretations (July 1997).

Response:

The Company has provided the requested disclosure including compensation discussion and analysis.

Securities and Exchange Commission
March 16, 2007
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9. Comment:

Please provide the information required by recently amended Item 404(b) of Regulation  S- K in regard to the review, approval or ratification of transactions with related  persons. See Release No. 34-54302A.

Response:

The Company has provided the requested disclosure.

10. Comment:

Please provide the information required by Item 407(a) of Regulation S-K.

Response:

The Company has provided the requested disclosure regarding independent directors.

Certain Relationships and Related Transactions, page 43

11. Comment:

We note your revised disclosure in regard to the debt due to Mr. Leng in regard to the  acquisition of Feihe Dairy. Please provide a description of how the purchase price was  determined, identify who made the determination and identify if they have any  relationship with the company or Mr. Leng. Please state whether there is any written  agreement between the company and Mr. Leng in regard to the amount owed. If there is,  please file it as an exhibit.

Response:

As Mr. Leng owned almost all of Feihe Dairy prior to its acquisition by American Flying Crane (“AFC”) and he also owned almost 100% of AFC, the acquisition was required to be reported at book value. The book value increased during the period between signing of the contract and closing. The excess book value of Feihe Dairy over the purchase price paid was treated as a dividend and was recorded as an amount due to Mr. Leng. The amounts due to Mr. Leng were not subject to any agreement or terms apart from those defined in the stock exchange agreement, which did not provide for defined repayment terms or interest on resulting amounts that were due to Mr. Leng.

Securities and Exchange Commission
March 16, 2007
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12. Comment:

Please state whether there is any written agreement between the company and Mr. Leng  in regard to the funding of the capital for Shanxi Feihesantai Biotechnology  Scientific and  Commercial Co., Limited. If there is, please file it as an exhibit.

Response:

The Company has advised us that there is no such agreement.

13. Comment:

Please provide the disclosure required by the recently amended Item 404(a) in regard to  the debt owed to Pike Capital Partners.

Response:

The Company has added the requested disclosure.

Note 7. Transactions with Related Parties, page F-18

14. Comment:

We have reviewed your response to prior comment number 18 and re-issue the comment  in its entirety.

Please expand your liquidity discussion to identify loans from officers and directors as a  source of liquidity and explain how this source is considered in your corporate plan to  manage your cash flows. Additionally, please address the use and availability of  financing raised from other sources such as a limited partnership shareholder, as  disclosed on page F-20.

Response:

The Company has added a sentence regarding the loans from Mr. Leng although it does not see Mr. Leng as a source of liquidity going forward. The loans to and/or from the other personnel, as previously explained, are not considered to have been, nor to be going forward, sources of liquidity.

Securities and Exchange Commission
March 16, 2007
Page of 7 of 12

Note 14. Minority Interest, page F-21

15. Comment:

We note your statement that “At September 30, 2006, December 31, 2005 and 2004, the  Company owned 60% of Shanxi's registered capital stock.” Please update your  disclosure within to indicate, if true, that you own 100% of Shanxi Feihesantai as of the  third quarter of 2006. In this regard, we note your disclosure on page 13 that "During the  third quarter of 2006, American Dairy purchased the additional 40% interest in Shanxi  Feihesantai from Licheng Shantia." Additionally, please confirm, if true, or otherwise  advise, whether the minority interest balance as of September 30, 2006 is appropriate  given the acquisition of 40% of the minority interest.

Response:

American Dairy reached an agreement to purchase the remaining 40% of Shanxi Feihesantai during the third quarter of 2006. However, the acquisition was not fully consummated until American Dairy made payment for the remaining interest which did not occur until December of 2006. Accordingly, the Company believes that presentation of a minority interest balance as of September 30, 2006 was appropriate.

Note 18. Stock Options and Warrants, page F-26

16. Comment:

We note that you modified the terms of your outstanding warrants such that “The term of  the warrants was extended to October 2006, and a cashless conversion feature was  added." We further note that you reported additional compensation expense for the fair  value of these term modification totaling $290,952. Based on the cashless conversion  feature that was given to these warrants, please provide a detailed analysis that supports  your conclusion that the warrants do not now represent a derivative required to be  accounted for under the provisions of SFAS 133 and/or EITF 00-19 or revise your  accounting as appropriate. Please refer to DIG A17 of SF AS 133, which states that "if  either counterparty could net share settle the contract. then it would be considered a  derivative, regardless of whether the net shares received were readily convertible to cash  as described in paragraph 9( c) or were restricted for more than 31  days." Please see our  website for the Current Accounting and Disclosure Issues in the Division of Corporation  finance, Section II.B located at http://www.sec.gov/ divisionslcorpfinlacctdis120105.pdf for further guidance.

Securities and Exchange Commission
March 16, 2007
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Response:

The warrants represented placement agent warrants originally issued during 2003. At the time of issuance the fair value of the warrants was recorded as an offering cost which was offset within additional paid in capital. Paragraph 11 of SFAS 133 defines certain contracts which are not to be considered derivative instruments. Item (a) under paragraph 11 excludes from derivate treatment contracts issued by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. In evaluating the accounting treatment for the modification of these warrants the Company determined that the warrants met both of the attributes described in paragraph 11 (a) of SFAS 133 and therefore derivative accounting was not appropriate. The Company then considered the provisions of EITF 00-19 and as there are no provisions which could require cash settlement by the Company it was determined that equity classification of the warrants was appropriate.

Recent Sales of Unregistered Securities, page 53

17. Comment:

We note your response to our prior comment 16 and renew it. We do not see where you  have disclosed the information requested for each selling shareholder. Please identify the  transactions in which each of the selling shareholders received the shares being registered  for resale. Include the basis for your conclusion that an exemption from registration was  available. Ensure that you disclose the value of any consideration received in exchange  for such securities. Finally, please file as exhibits the documentation related to these  private placements.

Response:

The Company has added tables specifying the names of the selling securityholders who purchased shares in the private placements. The documents relating to these issuances were previously filed as Exhibits 4.1, 4.2, and 4.3 to the Registration Statement.

Exhibits and Financial Statement Schedules, page 57

18. Comment:

Please review and revise, as necessary, the references to the documents in which your  exhibits have been filed, and be sure that all of your exhibits are properly referenced. We  note, for example, that Exhibit 10.1 should be referenced to footnote 7, as opposed to  footnote 5. We also note that Exhibit 10.13, which is included in this filing, is not listed  on the exhibit index and that the reference to the exhibit number of the Form of Dairy  Contract is incorrect. Exhibit 10.4 is not listed separately, but is included in the text to  exhibit 10.3. Finally, you have two footnotes to the index, footnotes 13 and 14 that do  not appear to be on the actual exhibit list.

Securities and Exchange Commission
March 16, 2007
Page of 9 of 12

Response:

The Company has corrected the footnotes in the index accordingly.

19. Comment:

Please file a new legal opinion that speaks as of a date that is very close to the time of desired effectiveness.  In the revised opinion, please opine separately on the currently outstanding common stock registered for resale on the one hand, and the common stock underlying warrants that are yet to be exercised on the other. Finally, please delete the assumption that “each of the documents referred to constitutes the legal, valid and  binding obligation of the party executing the same.” This is a legal conclusion that cannot be assumed by legal counsel.

Response:

The Company has included an updated legal opinion with the requested revision accordingly.

Form 10-Q for the Quarter Ended September 30, 2006

20. Comment:

Please note that after this letter, we will defer any further review of your filing until you have complied with our request to amend this document. Please also ensure that all of your future reports comply with these comments.

Response:

The Company has amended its Form 10-Q for the quarter ended September 30, 2006 to comply with the staff’s comments and intends to comply with these comments in all future filings.

Controls and Procedures, page 6

21. Comment:

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of a date within 90 days of the filing of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report.'" See also Regulation S-K, paragraph 4(c) of Exhibit 31. Please review your disclosure and revise as appropriate.

Securities and Exchange Commission
March 16, 2007
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Response

The Company has revised the disclosure accordingly.

22. Comment:

You state that there were no "significant changes" in your "internal controls or other factors." Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-l5 or l5d-15 that occurred during the last fiscal quarter that has “materially affected, or is reasonably likely to materially affect,” your internal control over financial reporting. See also Regulation S-K, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.

Response:

The Company has revised the disclosure accordingly.

Exhibits 31.1 and 31.2

23. Comment:

We note that the wording of your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your  reference to the “quarterly” or “annual” report in any paragraph other than paragraph one. Refer to Item 601 (b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and revise your future exhibits as appropriate.

Response:

The staff’s comment is duly noted and reflected in the amended Form 10-Q.

Securities and Exchange Commission
March 16, 2007
Page of 11 of 12

Form 10-K/A for the Fiscal Year Ended December 31, 2005, Forms 10-Q for the Fiscal Quarters Ended September 30, 2005, March 31, 2006 and June 30, 2006

Explanatory paragraph

24. Comment:

Please revise any future filings where you include an explanatory paragraph to remove reference to the Commission as the reason for your amendment. In this regard, the filings and associated financial statements included in those filings are the sole responsibility of the Company’s management.

Response:

The staff’s comment is duly noted, and the Company has omitted the referenced language from the explanatory note in the amended Form 10-Q for the September quarter.

Exhibits 31. 1 and 31.2

25. Comment:

In future filings, please delete the last clause of paragraph 1 that references the period  covered by the report.

Response:

The staff’s comment is duly noted, and the Company has deleted the date reference from the Form 10-Q for the September 2006 quarter.

26. Comment:

We note that you have replaced the word “report” with “annual report” or “quarterly report” in paragraphs  2, 3 and 5 of the certification. In future filings please use the word “report.”

Response:

The staff’s comment is duly noted, and the Company has used only the word “report” in the exhibits to the amended Form 10-Q for the September 30, 2006 quarter.

27. Comment:

In future filings, please correct the typographical error in paragraph 4(b) when referring to [sic].

Securities and Exchange Commission
March 16, 2007
Page of 12 of 12
Response:

The Company has corrected the paragraph in its Form 10-Q for the September 2006 quarter and will file the corrected paragraph in all future filings.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

cc:   Jennifer Goeken
Donna Levy, Esq.
Jill Davis